                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                    FORM 8-A

                       FOR REGISTRATION OF CERTAIN CLASSES
                        OF SECURITIES PURSUANT TO SECTION
                       12(b) OR 12(g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                         AMERICAN GREETINGS CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)


--------------------------------------------------------------------------------
                   Ohio                                    34-0065325
----------------------------------------       ---------------------------------
(State of Incorporation or Organization)       (IRS Employer Identification No.)

    One American Road, Cleveland, Ohio                       44144
--------------------------------------------------------------------------------
(Address of principal executives offices)                  (Zip Code)

If this form relates to the registration of a              If this form relates to the registration of a
class of securities pursuant to Section 12(b) of           class of securities pursuant to Section 12(g) of
the Exchange Act and is effective pursuant to              the Exchange Act and is effective pursuant to
General Instruction A. (c), please check the               General Instruction A.(d), please check the
following box.  |X|                                        following box.  |_|

Securities Act registration statement file number to which this form relates: Not Applicable
                                                                              --------------
                                                                              (If applicable)

        Securities to be registered pursuant to Section 12(b) of the Act:


           Title of Each Class                                      Name of Each Exchange on Which
            to be so Registered                                     Each Class is to be Registered
            -------------------                                     ------------------------------

          Class A Common Shares,
              Par Value $1.00                                 New York Stock Exchange
              ---------------                                 -----------------------

         Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)

Item 1.           Description of Registrant's Securities to be Registered
                  -------------------------------------------------------

         American Greetings Corporation, an Ohio corporation (the "Company") has authorized capital stock consisting of 101,716,484 common shares, classified as 93,800,000 Class A Shares, par value $1.00 per share ("Class A Shares"), and 7,916,484 Class B Shares, par value $1.00 per share ("Class B Shares"). As of November 30, 1997 68,459,020 Class A Shares were issued and outstanding and held by approximately 27,000 holders of record and individual participants in security position listings. These shares are currently traded in the over-the-counter market and are reported on the NASDAQ National Market System under the trading symbol AGREA. Effective February 11, 1998, the Class A Shares will be listed on the New York Stock Exchange under the ticker symbol AM. Each Class A Share is entitled to one vote on all matters presented to shareholders. Holders of Class A Shares have no pre-emptive rights to purchase or have offered to them for purchase any stock of any class of the Company, and the Class A Shares are neither redeemable nor convertible into any other securities.

         At November 30, 1997, 4,333,271 Class B Shares were issued and outstanding and held by approximately 240 holders of record and individual participants in security position listings. There is no public trading market for the Class B Shares, which are held by members of the founder's extended family, officers and directors of the Company and their extended family members, family trusts, institutional investors and certain other persons. Each Class B Share is entitled to ten votes on all matters presented to shareholders and is convertible at the option of the holder to one Class A Share; provided, however, that the holder must first tender the share to the Company pursuant to its right to repurchase the share at the then market value for the Class A Shares. Class B Shares may only be transferred by the holder to the Company or certain permitted transferees, a group which generally includes members of the holder's extended family, family trusts and certain charities. Certain Class B Shares are subject to a Shareholders' Agreement, dated November 19, 1984, which provides that shareholders who are parties thereto will offer Class B Shares to the other signatory shareholders and then to the Company before transferring Class B Shares outside of a group consisting of certain family members, family trusts, charities and the Company. The Shareholders' Agreement terminates on December 31, 2014, unless extended. Subject to the restrictions below, the Company may issue or transfer Class B Shares to any person, including pursuant to its employee and dividend reinvestment plans. The Company may not issue additional Class B Shares, unless at the same time it also issues Class A Shares in an amount sufficient to prevent any reduction in the then existing relative voting power of the holders of Class A Shares and reserves a sufficient number of additional authorized but unissued Class A Shares for issuance on conversion of the newly issued Class B Shares. This limitation does not apply to issuances of Class B Shares held in treasury. Each holder of Class B Shares has a pre-emptive right to purchase any Class B Shares (other than treasury shares) offered by the Company for cash, in proportion to his respective holdings of all Class B Shares.

         Any proposal to amend the Company's Articles of Incorporation to increase the authorized number of Class A Shares or Class B Shares requires the approval of at least two-thirds of the then outstanding shares of each class, voting separately as a class.

         Generally, in all other respects Class A Shares and Class B Shares are identical and have similar rights, privileges, qualifications, limitations and restrictions. The Company may not declare a share dividend, split or combination with respect to either class of its capital stock, unless a corresponding action is taken with respect to the other class. Holders of each class are entitled to receive ratably such dividends as may be declared by the Company's Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, a holder of shares of either class of its capital stock is entitled to share ratably in the entire net assets of the Company, after payment in full of all liabilities of the Company. All outstanding shares are fully paid and nonassessable.

         The Ohio Control Share Acquisition Act and the Ohio Merger Moratorium Act, which are applicable to the Company as an Ohio corporation, may have the effect of delaying, deferring or preventing any takeover attempt or change in control.

         The Board of Directors is classified into three classes consisting of not less than three directors each, with one class being elected each year. These provisions regarding directors may be amended only by holders entitled to vote at least two-thirds of the voting power of the Company on such matter. Under certain circumstances, including adequate notice to the Company in advance of a shareholders' meeting to vote for the election of directors, a holder of either class of the Company's capital stock may cause cumulative voting in such election of directors to be invoked. These provisions may also have the effect of delaying, deferring or preventing a takeover attempt or change in control.

Item 2.  Exhibits
         --------

The following exhibits are filed with each copy of this Registration Statement filed with the New York Stock Exchange, Inc. but not with the copy of this Registration Statement filed with Securities and Exchange Commission:

         1. Registrant's Annual Report on Form 10-K for the fiscal year ended February 28, 1997.

         2.       Registrant's 1997 Annual Report to Shareholders.

         3. Registrant's Proxy Statement for the Annual Meeting of Shareholders held on June 27, 1997.

         4.1      Registrant's Amended Articles of Incorporation.

         4.2      Registrant's Code of Regulations.

         5.       Form of Certificate of Class A Common Shares of the
                  Registrant.

                                    SIGNATURE


         Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                       AMERICAN GREETINGS CORPORATION


                                       By: /s/ William S. Meyer
                                          ----------------------------------
                                              William S. Meyer,
                                              Senior Vice President and
                                              Chief Financial Officer
Date: February 6, 1998